                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                         LITHIUM TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                        (Title and Class of Securities)


                                  536808 30 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robin T. Johannink
                      Chairman and Chief Executive Officer
                          Ilion Technology Corporation
                        99 South Bedford Street, Suite 2
                           Burlington, Massachusetts
                                 (781) 685-9108
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 8, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 8 Pages)

                                  SCHEDULE 13D

                                                           CUSIP NO. 536808 30 6
                                                                     PAGE 2 OF 8


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Ilion Technology Corporation 51-0404049
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)                               / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           25,500,000
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY     8   SHARED VOTING POWER
    EACH
  REPORTING         None
   PERSON      -----------------------------------------------------------------
    WITH        9   SOLE DISPOSITIVE POWER

                    25,500,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 8)

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of Lithium Technology Corporation ("LTC"). The principal executive offices of LTC are located at 5115 Campus Drive, Plymouth Meeting, Pennsylvania 19462.

ITEM 2. IDENTITY AND BACKGROUND

     This Statement is filed by Ilion Technology Corporation, a Delaware corporation ("Ilion"). Ilion is an energy technology company focused on research, development, commercialization and production of lithium-ion based energy storage devices. Its principal executive offices are Royal & Sun Alliance Centre, Level 23, 48 Shortland Street, Auckland, New Zealand.

     Schedule I attached hereto and incorporated herein by reference sets forth the name, principal occupation and citizenship of each executive officer and director of Ilion.


     During the last five years, neither Ilion, nor to the best of its respective knowledge, any executive officer or director of Ilion, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Under a termination agreement relating to the restructuring of LTC, on January 8, 2002, Ilion (i) converted $1,300,000 aggregate principal amount of convertible promissory notes of LTC into 13,000,000 shares of LTC common stock,
(ii) received warrants to purchase a total of 12,500,000 shares of LTC common stock and (iii) obtained a technology licensing agreement from LTC. For the details of these transactions, reference is made to the Termination Agreement attached hereto as Exhibit 99.1, the Warrant Amendment Agreement attached hereto as Exhibit 99.2 and the License Agreement attached hereto as Exhibit 99.3.


ITEM 4. PURPOSE OF THE TRANSACTION

     The purpose of the acquisition is for investment.



                                 (Page 3 of 8)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

   (a)    Aggregate number of shares of LTC common stock
          outstanding:                                           64,303,305

          Number of shares of LTC common stock owned by Ilion:   13,000,000

          Number of shares of LTC common stock subject to
          presently exercisable warrants owned by Ilion:         12,500,000

          Percent of shares of LTC common stock beneficially
          owned by Ilion:                                        33.2%

          To the best of Ilion's knowledge, none of the persons identified on
          Schedule I hereto, beneficially own any shares of LTC common stock or LTC warrants.

   (b) Ilion has sole power to vote and dispose the 25,500,000 shares of LTC common stock to which this Statement relates.

          To the best of Ilion's knowledge, none of the persons identified on
          Schedule I hereto, beneficially own or share voting or dispositive power with respect to any shares of LTC common stock.

   (c) Under a note purchase and sale agreement relating to the restructuring of LTC, on January 8, 2002, Ilion sold $3,949,000 aggregate principal amount of convertible promissory notes of LTC to Arch Hill Capital N.V., a Netherlands company ("Arch Hill Capital") in a privately negotiated transaction among Ilion, Arch Hill Capital and LTC, in consideration of all of the aggregate benefits to Ilion pursuant to the termination agreement described in Item 3, which is incorporated herein by this reference. Reference is made to the Note Purchase and Sale Agreement attached hereto as Exhibit 99.4 for the details of this transaction.

   (d)    Not applicable.

   (e)    Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

     The responses to Item 3 of this Statement are incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   99.1 Termination Agreement, dated as of December 31, 2001, by and between Ilion and LTC.


   99.2 Warrant Amendment Agreement, dated as of December 31, 2001, by and between LTC and Ilion.

   99.3 License Agreement, dated as of December 31, 2001, by and between LTC and Ilion.


                                 (Page 4 of 8)

     99.4 Note Purchase and Sale Agreement, dated as of December 31, 2001, by and between Ilion, Arch Hill Capital and LTC.


















































                                 (Page 5 of 8)

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Ilion Technology Corporation.


January 18, 2002

                                        ILION TECHNOLOGY CORPORATION

                                        By: /s/ Robin T. Johannink
                                            ---------------------------
                                            Robin T. Johannink
                                            Chairman and Chief Executive Officer



























                                 (Page 6 of 8)

                                                                      SCHEDULE I

     The following table sets forth the name, present principal occupation or employment of each director and executive officer of Ilion Technology Corporation.

ILION TECHNOLOGY CORPORATION


Name                           Present Principal Occupation or Employment
-----------------------------  ------------------------------------------
Robin T. Johannink             Chairman and Chief Executive Officer
(citizen of New Zealand)

Dr. Denis G. Fauteux           Chief Operating Officer and Chief Technology Officer
(citizen of Canada)

Graeme Silbert                 Chief Financial Officer
(citizen of Australia)

Murray Haszard                 Director; Managing Director of Aerotrading Ltd.
(citizen of New Zealand)

Rodney Olsen                   Director
(citizen of Australia)

Thomas R. Thomsen              Director
(citizen of USA)

Keith Young                    Director; Senior Partner of Jones Young
(citizen of New Zealand)



                                 (Page 7 of 8)

                                 EXHIBIT INDEX

No.   Description
----  --------------------------------------------------------------------------

99.1 Termination Agreement, dated as of December 31, 2001, by and between Ilion and LTC.

99.2 Warrant Amendment Agreement, dated as of December 31, 2001, by and between LTC and Ilion.

99.3 License Agreement, dated as of December 31, 2001, by and between LTC and Ilion.

99.4 Note Purchase and Sale Agreement, dated as of December 31, 2001, by and between Ilion, Arch Hill Capital and LTC.




























                                 (Page 8 of 8)